Exhibit 99.1

Radware Reports Second Quarter 2024 Financial Results

Second Quarter 2024 Financial Results and Highlights

•	Revenue of $67 million, an increase of 3% year-over-year
•	Cloud ARR of $70 million, an increase of 19% year-over-year
•	Non-GAAP operating expenses of $49 million, a decrease of 6% year-over-year
•	Non-GAAP diluted EPS of $0.20; GAAP diluted EPS of $0.04
•	Cash flow from operations of $23 million

TEL AVIV, Israel, July 31, 2024 - Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the second quarter ended June 30, 2024.

“We are pleased with our second quarter 2024 results, which exceeded the high-end of our revenue and non-GAAP EPS guidance,” said Roy Zisapel, Radware’s president and CEO. “We are excited about the launch of Radware EPIC-AI™ and the accelerated AI and GenAI innovation it represents. Together with our strong cloud security offering, we are optimistic these factors will contribute significantly to the second half of 2024.”

Financial Highlights for the Second Quarter 2024

Revenue for the second quarter of 2024 totaled $67.3 million:

•	Revenue in the Americas region was $30.1 million for the second quarter of 2024, an increase of 12% from $26.8 million in the second quarter of 2023.
•	Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $22.8 million for the second quarter of 2024, an increase of 1% from $22.6 million in the second quarter of 2023.
•	Revenue in the Asia-Pacific (“APAC”) region was $14.4 million for the second quarter of 2024, a decrease of 11% from $16.2 million in the second quarter of 2023.

GAAP net income for the second quarter of 2024 was $1.7 million, or $0.04 per diluted share, compared to GAAP net loss of $5.8 million, or $(0.13) per diluted share, for the second quarter of 2023.

Non-GAAP net income for the second quarter of 2024 was $8.8 million, or $0.20 per diluted share, compared to non-GAAP net income of $4.5 million, or $0.10 per diluted share, for the second quarter of 2023.

As of June 30, 2024, the Company had cash, cash equivalents, short-term and long-term bank deposits, and marketable securities of $396.6 million. Cash flow from operations was $23.0 million in the second quarter of 2024.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

Conference Call
Radware management will host a call today, July 31, 2024, at 8:30 a.m. EDT to discuss its second quarter 2024 results and third quarter 2024 outlook. To participate on the call, please use the following numbers:
U.S. participants call toll free: 888-510-2008
International participants call: 1 646-960-0306
Conference ID: 1864701

A replay will be available for two days, starting two hours after the end of the call, on telephone number +1-609-800-9099 or (US toll-free) 800-770-2030. Passcode 1864701.

The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

Use of Non-GAAP Financial Information and Key Performance Indicators
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, net, income before taxes on income, taxes on income, net income and diluted earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions, including as a result of the state of war declared in Israel in October 2023 and instability in the Middle East, the war in Ukraine, and the tensions between China and Taiwan; our dependence on independent distributors to sell our products; our ability to manage our anticipated growth effectively; a shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs; our business may be affected by sanctions, export controls, and similar measures, targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; the ability of vendors to provide our hardware platforms and components for the manufacture of our products; our ability to attract, train, and retain highly qualified personnel; intense competition in the market for cyber security and application delivery solutions and in our industry in general, and changes in the competitive landscape; our ability to develop new solutions and enhance existing solutions; the impact to our reputation and business in the event of real or perceived shortcomings, defects, or vulnerabilities in our solutions, if our end-users experience security breaches, if our information technology systems and data, or those of our service providers and other contractors, are compromised by cyber-attackers or other malicious actors, or by a critical system failure; outages, interruptions, or delays in hosting services; the risks associated with our global operations, such as difficulties and costs of staffing and managing foreign operations, compliance costs arising from host country laws or regulations, partial or total expropriation, export duties and quotas, local tax exposure, economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental, climate, or public health concerns, such as the COVID-19 pandemic; our net losses in the past two years and possibility we may incur losses in the future; a slowdown in the growth of the cyber security and application delivery solutions market or in the development of the market for our cloud-based solutions; long sales cycles for our solutions; risks and uncertainties relating to acquisitions or other investments; risks associated with doing business in countries with a history of corruption or with foreign governments; changes in foreign currency exchange rates; risks associated with undetected defects or errors in our products; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; laws, regulations, and industry standards affecting our business; compliance with open source and third-party licenses; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

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About Radware
Radware® (NASDAQ: RDWR) is a global leader in application security and delivery solutions for multi-cloud environments. The company’s cloud application, infrastructure, and API security solutions use AI-driven algorithms for precise, hands-free, real-time protection from the most sophisticated web, application, and DDoS attacks, API abuse, and bad bots. Enterprises and carriers worldwide rely on Radware’s solutions to address evolving cybersecurity challenges and protect their brands and business operations while reducing costs. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on: Facebook,  LinkedIn, Radware Blog, X, YouTube, and Radware Mobile for iOS.

©2024 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:
Gerri Dyrek, gerri.dyrek@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	June 30,	December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	86,802	70,538
Marketable securities	122,310	86,372
Short-term bank deposits	169,376	173,678
Trade receivables, net	25,499	20,267
Other receivables and prepaid expenses	9,187	9,529
Inventories	13,796	15,544
	426,970	375,928

Long-term investments
Marketable securities	8,096	33,131
Long-term bank deposits	10,007	-
Other assets	2,033	2,166
	20,136	35,297

Property and equipment, net	17,042	18,221
Intangible assets, net	13,734	15,718
Other long-term assets	36,506	37,967
Operating lease right-of-use assets	19,142	20,777
Goodwill	68,008	68,008
Total assets	601,538	571,916

Liabilities and equity

Current liabilities
Trade payables	4,077	4,298
Deferred revenues	111,680	105,012
Operating lease liabilities	4,533	4,684
Other payables and accrued expenses	45,576	41,021
	165,866	155,015

Long-term liabilities
Deferred revenues	70,219	60,499
Operating lease liabilities	13,919	16,020
Other long-term liabilities	14,547	17,108
	98,685	93,627

Equity
Radware Ltd. equity
Share capital	748	742
Additional paid-in capital	542,643	529,209
Accumulated other comprehensive income (loss) (413)		77
Treasury stock, at cost	(366,588)	(365,749)
Retained earnings	120,254	119,812
Total Radware Ltd. shareholder's equity	296,644	284,091

Non–controlling interest	40,343	39,183

Total equity	336,987	323,274

Total liabilities and equity	601,538	571,916

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	67,276	65,607	132,361	134,648
Cost of revenues	13,056	12,742	25,868	26,048
Gross profit	54,220	52,865	106,493	108,600

Operating expenses, net:
Research and development, net	18,701	21,141	37,597	42,291
Selling and marketing	29,744	31,917	59,445	63,836
General and administrative	6,984	8,307	14,323	16,554
Total operating expenses, net	55,429	61,365	111,365	122,681

Operating loss	(1,209)	(8,500)	(4,872)	(14,081)
Financial income, net	4,417	3,419	8,025	6,910
Income (loss) before taxes on income	3,208	(5,081)	3,153	(7,171)
Taxes on income	1,544	727	2,711	1,718
Net income (loss)	1,664	(5,808)	442	(8,889)

Basic net income (loss) per share attributed to Radware Ltd.'s shareholders	0.04	(0.13)	0.01	(0.20)

Weighted average number of shares used to compute basic net income (loss) per share	41,857,259	43,400,635	41,803,638	43,725,443

Diluted net income (loss) per share attributed to Radware Ltd.'s shareholders	0.04	(0.13)	0.01	(0.20)

Weighted average number of shares used to compute diluted net income (loss) per share	43,148,129	43,400,635	43,011,501	43,725,443

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	54,220	52,865	106,493	108,600
Share-based compensation	80	113	159	226
Amortization of intangible assets	992	992	1,984	1,984
Non-GAAP gross profit	55,292	53,970	108,636	110,810

GAAP research and development, net	18,701	21,141	37,597	42,291
Share-based compensation	1,536	2,177	3,258	4,136
Non-GAAP Research and development, net	17,165	18,964	34,339	38,155

GAAP selling and marketing	29,744	31,917	59,445	63,836
Share-based compensation	2,609	3,537	5,160	6,931
Non-GAAP selling and marketing	27,135	28,380	54,285	56,905

GAAP general and administrative	6,984	8,307	14,323	16,554
Share-based compensation	2,077	3,068	4,472	6,599
Acquisition costs	192	545	412	558
Non-GAAP general and administrative	4,715	4,694	9,439	9,397

GAAP total operating expenses, net	55,429	61,365	111,365	122,681
Share-based compensation	6,222	8,782	12,890	17,666
Acquisition costs	192	545	412	558
Non-GAAP total operating expenses, net	49,015	52,038	98,063	104,457

GAAP operating loss	(1,209)	(8,500)	(4,872)	(14,081)
Share-based compensation	6,302	8,895	13,049	17,892
Amortization of intangible assets	992	992	1,984	1,984
Acquisition costs	192	545	412	558
Non-GAAP operating income	6,277	1,932	10,573	6,353

GAAP financial income, net	4,417	3,419	8,025	6,910
Exchange rate differences, net on balance sheet items included in financial income, net	(298)	(32)	(145)	(807)
Non-GAAP financial income, net	4,119	3,387	7,880	6,103

GAAP income (loss) before taxes on income	3,208	(5,081)	3,153	(7,171)
Share-based compensation	6,302	8,895	13,049	17,892
Amortization of intangible assets	992	992	1,984	1,984
Acquisition costs	192	545	412	558
Exchange rate differences, net on balance sheet items included in financial income, net	(298)	(32)	(145)	(807)
Non-GAAP income before taxes on income	10,396	5,319	18,453	12,456

GAAP taxes on income	1,544	727	2,711	1,718
Tax related adjustments	61	61	123	123
Non-GAAP taxes on income	1,605	788	2,834	1,841

GAAP net income (loss)	1,664	(5,808)	442	(8,889)
Share-based compensation	6,302	8,895	13,049	17,892
Amortization of intangible assets	992	992	1,984	1,984
Acquisition costs	192	545	412	558
Exchange rate differences, net on balance sheet items included in financial income, net	(298)	(32)	(145)	(807)
Tax related adjustments	(61)	(61)	(123)	(123)
Non-GAAP net income	8,791	4,531	15,619	10,615

GAAP diluted net income (loss) per share	0.04	(0.13)	0.01	(0.20)
Share-based compensation	0.15	0.20	0.30	0.40
Amortization of intangible assets	0.02	0.02	0.04	0.05
Acquisition costs	0.00	0.01	0.01	0.01
Exchange rate differences, net on balance sheet items included in financial income, net	(0.01)	(0.00)	(0.00)	(0.02)
Tax related adjustments	(0.00)	(0.00)	(0.00)	(0.00)
Non-GAAP diluted net earnings per share	0.20	0.10	0.36	0.24

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	43,148,129	44,268,786	43,011,501	44,513,899

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income (loss)	1,664	(5,808)	442	(8,889)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,028	3,113	5,971	6,191
Share-based compensation	6,302	8,895	13,049	17,892
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	80	718	7	955
Loss (gain) related to securities, net	-	(1)	-	244
Increase (decrease) in accrued interest on bank deposits	5,468	229	5,459	(1,525)
Increase (decrease) in accrued severance pay, net	17	(36)	(41)	(105)
Decrease (increase) in trade receivables, net	(5,013)	1,937	(5,232)	932
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	(199)	532	406	(2,326)
Decrease (increase) in inventories	744	(1,044)	1,748	(895)
Increase (decrease) in trade payables	(1,627)	3,020	(221)	1,383
Increase in deferred revenues	7,494	470	16,388	1,216
Increase (decrease) in other payables and accrued expenses	5,310	(6,944)	6,793	(11,442)
Operating lease liabilities, net	(238)	(215)	(617)	(1)
Net cash provided by operating activities	23,030	4,866	44,152	3,630

Cash flows from investing activities:

Purchase of property and equipment	(1,034)	(1,595)	(2,808)	(3,363)
Proceeds from (investment in) other long-term assets, net	19	1	(6)	48
Proceeds from (investment in) bank deposits, net	6,734	21,000	(11,164)	30,200
Investment in, redemption of and purchase of marketable securities, net	(13,499)	(3,857)	(9,997)	(1,881)
Net cash provided by (used in) investing activities	(7,780)	15,549	(23,975)	25,004

Cash flows from financing activities:

Proceeds from exercise of share options	3	88	3	308
Repurchase of shares	-	(19,741)	(839)	(32,483)
Payment of contingent consideration related to acquisition	(3,077)	-	(3,077)	-
Net cash used in financing activities	(3,074)	(19,653)	(3,913)	(32,175)

Increase (decrease) in cash and cash equivalents	12,176	762	16,264	(3,541)
Cash and cash equivalents at the beginning of the period	74,626	41,882	70,538	46,185
Cash and cash equivalents at the end of the period	86,802	42,644	86,802	42,644

Radware Ltd.
RECONCILIATION OF GAAP NET INCOME (LOSS) TO EBITDA AND ADJUSTED EBITDA (NON-GAAP)
(U.S Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income (loss)	1,664	(5,808)	442	(8,889)
Exclude: Financial income, net	(4,417)	(3,419)	(8,025)	(6,910)
Exclude: Depreciation and amortization expense	3,028	3,113	5,971	6,191
Exclude: Taxes on income	1,544	727	2,711	1,718
EBITDA	1,819	(5,387)	1,099	(7,890)

Share-based compensation	6,302	8,895	13,049	17,892
Acquisition costs	192	545	412	558
Adjusted EBITDA	8,313	4,053	14,560	10,560

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023

Amortization of intangible assets	992	992	1,984	1,984
Depreciation	2,036	2,121	3,987	4,207
	3,028	3,113	5,971	6,191